

July 8, 2022

Kevin Krieger
Secretary
FTAI Infrastructure LLC
c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

> **Re: FTAI Infrastructure LLC**
> **Amendment No. 2 to Form 10-12B**
> **Filed July 1, 2022**
> **File No. 001-41370**

Dear Mr. Krieger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment to Form 10-12B filed July 1, 2022

Risks Related to Our Common Stock
Our bylaws will contain exclusive forum provisions for certain claims..., page 46

1. Refer to your disclosure here and on page 135 that your "bylaws will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act." Your bylaws filed with this amendment do not specify that the exclusive forum provision is inapplicable to Exchange Act suits. Please revise and refile your bylaws consistent with your disclosures or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Theresa Brillant at (202) 551- 3307 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Trade & Services

cc: Blair T. Thetford